UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GOLUB CAPITAL BDC, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

38173M 102
(CUSIP Number)
Lawrence E. Golub c/o Golub Capital BDC, Inc. 200 Park Avenue, 25th Floor New York, NY 10166 (212) 750-6060
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 6, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38173M 102
1		Name of Reporting Person Lawrence E. Golub
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 9,338,174.917
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,338,174.917
11		Aggregate Amount Beneficially Owned by Each Reporting Person 9,338,174.917
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percentage of Class Represented by Amount in Row (11) 5.6%
14		Type of Reporting Person IN

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Golub Capital BDC, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 200 Park Avenue, 25th Floor, New York, NY 10166.

Item 2. Identity and Background.

(a)       This statement on Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, by Lawrence E. Golub (“Mr. Golub”).

(b)       The business address of Mr. Golub is c/o Golub Capital BDC, Inc., 200 Park Avenue, 25th Floor, New York, NY 10166.

(c)       Mr. Golub is the Chairman of Golub Capital LLC (“Golub Capital”) and also serves as the Chairman of the Board of Directors of the Issuer. The address of the principal executive offices of Golub Capital is 200 Park Avenue, 25th Floor, New York, NY 10166 and the address of the principal executive offices of the Issuer is 200 Park Avenue, 25th Floor, New York, NY 10166.

(d)       During the last five years, Mr. Golub has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, Mr. Golub has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Golub is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On May 6, 2020, pursuant to the Issuer’s public offering of transferable subscription rights to purchase shares of Common Stock, GCOP LLC, GGP Holdings, L.P., GEMS Fund, L.P. and GEMS Fund 4, L.P., each an entity advised by or controlled by affiliates of Golub Capital LLC subscribed for 249,593, 767,873, 887,296 and 1,261,609 shares of Common Stock for $9.17 per share, respectively, using their respective investment capital.

Item 4. Purpose of Transaction.

The shares of Common Stock were acquired solely for investment purposes. Mr. Golub and the other holders of Common Stock described herein may make additional purchases of the Issuer’s securities in the open market, in private transactions or otherwise depending on the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, general economic conditions, money and stock market conditions and other future developments. Mr. Golub and the other holders of Common Stock described herein reserve the right to dispose of some or all of their respective shares of Common Stock in the open market, in private transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Mr. Golub may be deemed to be the beneficial owner of 9,338,174.917 shares of Common Stock, representing 5.6% of the total issued and outstanding shares of Common Stock.  As set forth below, Mr. Golub’s beneficial ownership of 9,338,174.917 shares of Common Stock is comprised of his indirect beneficial ownership of the 1,247,968.022 shares of Common Stock owned by GCOP LLC, his indirect beneficial ownership of the 767,873 shares of Common Stock owned directly by GGP Holdings, L.P. , his indirect beneficial ownership of 4,436,480.853 shares of Common Stock owned directly by GEMS Fund, L.P., and his indirect beneficial ownership of 2,885,853.042 shares of Common Stock owned directly by GEMS Fund 4, L.P. All percentages set forth in this statement on Schedule 13D are based upon the 167,239,511 shares of Common Stock issued and outstanding as of the date hereof.

Mr. Golub, together with David B. Golub, through their respective interest in Golub Capital may be viewed as having shared voting and dispositive power over the 2,015,841.022 shares of Common Stock held directly by GCOP LLC and GGP Holdings, L.P.

Mr. Golub, together with David B. Golub, through their respective interest in Golub Capital may be viewed as having shared dispositive power over all of the 7,322,333.895 shares directly owned by GEMS Fund, L.P. and GEMS Fund 4, L.P. although voting rights to the Common Stock have been passed through to the limited partners of such entities.  Mr. Golub disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of the 9,338,174.917 shares of Common Stock over which Mr. Golub has or shares dispositive control is subject to a lock-up agreement, that provides, among other things, that such shares shall not be offered, pledged, sold or otherwise disposed of for a restricted period of 60 days after April 1, 2020, unless certain waivers are obtained.

Item 7.  Materials to Be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 18, 2020
Date

/s/ Lawrence E. Golub
Signature

Lawrence E. Golub
Name